Exhibit (a)(5)(cxliv)

Contact:	Jennifer Glass Oracle Corp. (650) 633-6192 jennifer.glass@oracle.com

ORACLE REQUESTS MEETING WITH PEOPLESOFT BOARD

Urges Board to Reconsider Previous Recommendation

REDWOOD SHORES, Calif., September 9, 2004 — Oracle Corporation (NASDAQ: ORCL) today sent the following letter to the PeopleSoft Board of Directors:

September 9, 2004

Board of Directors

PeopleSoft, Inc.

4460 Hacienda Drive

Pleasanton, California 94588

Members of the Board:

Today’s Federal District Court antitrust ruling in Oracle’s favor addressed the primary reason you have cited in recommending against our offer. With the removal of the U.S. antitrust issue and given our commitment to acquire PeopleSoft, we are hopeful that a transaction can occur.

In light of recent trends and events, we urge the Board to reconsider its previous recommendation. We believe our offer provides full and fair value and that further delay is not in the best interests of PeopleSoft’s stockholders, customers, and employees.

We look forward to meeting with you at your earliest convenience to discuss our offer.

Sincerely,

Jeffrey O. Henley	Lawrence J. Ellison
Chairman	Chief Executive Officer

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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